BURRELL LAW, P.C.

James S. Burrell, II, Esq.

Admitted to Practice in NY

August 26, 2022

VIA EDGAR SUBMISSION

Alyssa Wall, Esq.

Donald Field, Esq.

Division of Corporate Finance

U.S. Securities and Exchange Commission 100 F Street, NE

Washington, DC 20549

RE:	T-REX Acquisition Corp. (the “Company”) Registration Statement on Form S-1, Amendment No. 1 File No. 333-266766

Dear Ms. Wall:

On behalf of our client, T-REX Acquisition Corp., a Nevada corporation (the “Company”), we hereby file the pre-effective Amendment No.1 to the Company’s registration statement on Form S-1 (the “Registration Statement”) of the Company relating to the offer or sale by certain selling stockholders of the Company of up to 6,530,267 of shares of the Company’s common stock for review by the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”).

We would also like to take this opportunity to address issues raised by the Staff in the comment letter dated August 18, 2022, regarding the Registration Statement. For the Staff’s convenience, the concerns raised have been stated below in their entirety, in bold text, with our responses to particular comments set out immediately below. The headings and numbered paragraphs in this response correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in pre-effective Amendment No. 1 to the Registration Statement.

246 Fifth Avenue, 3rd Floor •New York, New York 10001• Phone: (347) 620-6398 • Email:james@burrell-law.com

BURRELL LAW, P.C.

ALYSSA HALL, ESQ. & DONALD FIELD, ESQ. FRIDAY, AUGUST 26, 2022

2 | P a g e

Staff’s Comment:

General

1. We note your common stock is currently quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink marketplace to be such a market for the purposes of satisfying Item 501(b)(3) ofRegulation S-K. Accordingly, please revise to clarify that the selling stockholders will sell at a fixed price until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.

Issuer’s Response:

Please find compliance to the Staff’s comment regarding the fixed price that the selling stockholders may offer or sell the Company’s shares at pages 2, 9, and 24 of the pre-effective Amendment No. 1 to the Registration Statement.

Should you have any questions or comments regarding the foregoing, please contact my office via phone at (347) 620-6398 or via email at james@burrell-law.com.

Sincerely,

BURRELL LAW, P.C.

By:	/s/ James S. Burrell, II
James S. Burrell, II